Filed by comScore, Inc. pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Rentrak Corporation
Commission File No.: 333-207714

PARTIAL TRANSCRIPT OF THE THIRD QUARTER 2015 COMSCORE, INC. EARNINGS CALL HELD ON NOVEMBER 5, 2015

COMSCORE PARTICIPANTS
Mel Wesley comScore, Inc. - CFO
Serge Matta comScore, Inc. - President & CEO

CONFERENCE CALL PARTICIPANTS
Youssef Squali Cantor Fitzgerald - Analyst
Robert Peck SunTrust Robinson Humphrey - Analyst
Jason Helfstein Oppenheimer & Co. - Analyst
Laura Martin Needham & Company - Analyst
Shyam Patil SIG - Analyst
Timothy McHugh William Blair & Company - Analyst
Allen Klee Sidoti & Company - Analyst
Tom Eagan Telsey Advisory Group - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen, and welcome to the comScore third-quarter 2015 financial results conference call.

(Operator Instructions)

As a reminder, this conference is being recorded. I would like to now introduce your host for today's conference, Mr. Mel Wesley. Sir, you may begin.

Mel Wesley - comScore, Inc. - CFO

Good morning, and welcome to comScore's earnings call for the third quarter of 2015. I am Mel Wesley, comScore's Chief Financial Officer. And with me today is Serge Matta, President and Chief Executive Officer.

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Serge Matta - comScore, Inc. - President & CEO

Thank you, Mel. And good morning, everyone. We ended the third quarter of 2015 with record results and strong momentum. Our mission at comScore is to make audiences and advertising more valuable across all the screens that matter. This quarter, we put several pieces together as we continue to execute on this vision. Five weeks ago, we announced our intent to merge with Rentrak, an event that we expect will transform and turbo charge our capabilities in television and movies. Today we announced that Adobe will be acquiring comScore's enterprise analytics technology, Digital Analytix, a divestiture we're making as we focus comScore on the cross media opportunities that are the center of our strategy.

I'll provide updates on other key events of the quarter throughout this call. But the headline is that we are laser focused on building a durable and differentiated business. Let's move now to a brief overview of the quarter. Turning to slide 4, comScore delivered another quarter of record revenues and strong profitability. This reflects continued positive momentum across our business. On a pro forma basis, third quarter 2015 revenue was $92.4 million. Up 14% over second quarter last year. We had strong revenue growth despite the continued negative effect of foreign currency adjustments. On a constant currency basis our pro forma revenue grew 19% over last year, representing an additional $4 million and as such we achieved record pro forma constant currency revenue of $96.4 million.

Adjusted EBITDA was $23.4 million, a 16% year-over-year increase and a 25% adjusted EBITDA margin, reflecting the significant operating leverage we have in the business and our focus on managing expenses. This adjusted EBITDA margin remained constant from the same quarter last year. I'm especially pleased that our pre-tax income for the quarter was $900,000. Which includes $3.3 million of Rentrak-related transaction fees. Excluding these transaction fees, pre-tax income for the quarter would have been $4.2 million.

During the third quarter, we added 45 net new customers for our overall business, for a total of 2,728 customers. Our Media Metrix Muli-Platform offering continues to do well. And we have 53% of our traditional Media Metrix client base who have upgraded to Media Metrix MP in the markets we offer the product. We continue to see upside from Media Metrix MP, as we convert our client base and roll out in new markets. Similar to previous quarters, about two thirds of these MMX MP clients also purchased our Mobile Metrix and Video Metrix Multi-Platform products. So there's an upsell component to this momentum, as well.

Our contract renewal for the entire business with existing customers again remained above 90% on a constant dollar basis. Since our last earnings report, we have purchased approximately $46 million of stock as part of the share buyback program approved by the Board in May. For a total of just shy of $100 million. That said, we did suspend purchases shortly before we announced our intent to merge with Rentrak pending completion of this merger. We remain committed to returning capital to our investor base and we expect to not only resume, but also increase our stock buyback once our merger with Rentrak has been approved and closed.

Moving to the next slide. Our mission at comScore is to make audiences and advertising more valuable across all the screens that matter. We have positioned ourselves at the intersection of key market trends. Including the emergence of the cross screen consumer, and ubiquity of multi-screen video and television, and the rise of advertising automation. I've underscored all year, that we're focused on four key priorities. Expanding our cross media offerings globally, extending vCE market leadership, including display, video and mobile on a worldwide basis. And integrating comScore data into the places clients use them with a focus on our data into programmatic platforms and client work flows. Finally, focusing on execution and continue to return capital to our investor base.

As we close out 2015 and head into what we expect to be a momentous new year for comScore, I would like to talk about our view in the market and the foundations of our strategy. The industry has reached an exciting moment that comScore has been building for many years. Digital media and advertising has expanded across desktop, mobile and video. TV has evolved to video everywhere. A siloed platform first [to view] is no longer sufficient for measuring audiences or planning, transacting and optimizing advertising. In order to understand today's world, and give the media and advertising industries the insight and tools they need to succeed, you must combine massive and passive data assets with sophisticated approaches to research and data science.

This combination is the foundation of what we built at comScore. And it is why we're so confident about our position for the future. Simply, extending old approaches to the radically new world, or thinking you can just dump a data set on top of your old model, is a recipe for slow-motion failure. Our approach to measuring this multi-screen world is based on the years of experience we have in unifying panel and census data. And in combining our proprietary data assets with massive partner data sets. As you have seen over the years, this has become a core competency at comScore. And this unmatched access to massive granular data has helped fuel sophisticated and durable methodologies that precisely measure increasingly complex consumer behavior.

But before I provide specifics on our go-forward cross platform strategy, I would like to take a few minutes and give everyone an update on key initiatives related to vCE and our programmatic solutions. Starting with vCE, in terms of revenue impact we're seeing very healthy growth rates representing 53% year-over-year revenue growth. We're on track to turn this into $100 million business by the end of 2017. As you may have seen earlier this week, Oracle announced they are using vCE as part of their data management platform, for ad buy guarantees. Our Google relationship is going well, and we're now approved to measure video viewability on YouTube. This has been a consistent request among our key advertiser clients like P&G and Kellogg's. And we now can expect them to leverage our new joint capabilities. We also are on track to expand mobile and international, leveraging the same deep integration methodology we have done in the US in the first half of 2016.

On our last earnings call, I announced that we had expanded advanced demographic reporting for vCE to 13 markets world wide. And we continue to focus on international expansion. These efforts are paying off. I'm pleased to announce today a new strategic partnership with Spotify. As you know, Spotify is an international phenomenon with more than 75 million active users in 58 countries. Spotify needed a global partner to help with measurement and have chosen to work with comScore. As part of the strategic partnership, Spotify will also collaborate with us to enhance our global desktop and mobile advertising products. Based on the work we'll be doing together, we expect to be providing each other with services beginning in Q4.

Moving on to slide 8. A corporate priority for us over the past years have been to integrate comScore data into the places clients use them. Nowhere is this a bigger priority than in our work to bring comScore data to programmatic advertising platforms. Last week, we announced that our pre-bid technology solution comScore Bid Ratings, is now live in eight leading programmatic buying platforms. Appnexus, TubeMogul, Centro, Netmining, RhythmOne, and Turn. comScore Bid Ratings allows media buyers to surface quality programmatic inventory by bidding only on inventory that meets their campaign requirements. And it's available in several global markets, such as Canada, France, Germany, Italy, Mexico, Spain, the UK, and the United States.

Through Bid Ratings, media buyers can purchase inventory based on key comScore attributes such as, viewability, invalid traffic, brand safety, contextual categories, page content, and [site rank]. These attributes leverage existing comScore data assets and methods, including those at power comScore Media Metrix, Video Metrix rankings, and vCE. And also incorporates three bid attributes from Proximic, which we acquired in the middle of this year. I said earlier that we're focused on putting together the pieces required to meet the needs of this highly dynamic media and advertising industry. And this is a great example of that. We have all seen the rise in programmatic and automated ad buying and with it, we have watched the [parallel rise] and concerns about fraud and ad quality. These are real problems. But they are problems we can and are solving with trusted independent comScore metrics.

These trusted metrics are built from data science methods and a data measurement infrastructure, that integrates proprietary data assets, partner data, and in this case capabilities from a company we recently acquired. This is a great demonstration of the core capabilities that are the foundation of our business. I now want to talk more generally about how we think about data assets, and share some details on a new innovation we're bringing to the measurement world.

Moving to slide 9, we built our competitive advantage on producing trusted independent metrics to measure audience and advertising across all the screens that matter. Our proprietary data assets and the view of the world they give us, are a requirement for being able to meaningfully evaluate and integrate data from partners. Whether it's demographic data, to extend the granularity and global reach of advertising solutions like vCE, census data from partners, or even set top box data from telecom operators.

Our proprietary data assets include the comScore Census Network. Which captures nearly 2 trillion interactions on digital devices each month. Across TVs, tablets, mobile phones, game consoles and desktops. And includes the range of comScore panels passively measuring more than 2 million users of mobile phones and desktops around the world. We're the only measurement company to have assembled both deep panels and a massive proprietary census network.

Today, we are announcing a step change in our data capabilities. The comScore Total Home Panel. Moving to slide 10, what is it? We're constantly working to build new technologies and methodologies to measure quickly evolving consumer media habits. For more than three years, our engineers have been building and testing a next generation media measurement appliance that enables the break-through in multi-platform and cross media measurement. With the Total Home Panel, we're able to measure the full range of connected devices. Including TVs, smartphones, tablets, game consoles, over the top devices, and other connected devices.

We are able to measure all digital consumption inside the home. All television consumption inside the home, including co-viewing behavior. And because we have our census network we can capture out of home consumption as well. We're doing this at the level of both households and persons. This is especially important since we all know that census-based, person-level metrics is what the industry is screaming for. There's several previously elusive platforms and behaviors that we'll have under-measurement. We are measuring show-level Netflix viewing. We're measuring video content over Xbox, Roku, Chromecast and AppleTV. We are even seeing Apple watch usage in our data today. And I want to be clear, that I'm not just announcing that we developed this technology or are planning to roll it out. We have it in the field today. And we are collecting data that should soon answer key questions our clients have about video, television, and cross device content consumption.

Turning to slide 11, the build-out of our Total Home Panel is underway. We're currently installed in more than 800 homes, measuring more than 11,000 devices. This [opt-in] panel includes representation of all major video service providers and across all geographies in the US. We're seeing more than 10 connected devices in each household. A number that will rise as devices continue to proliferate within the home. In 2016, we'll be building the Total Home Panel to somewhere between 25,000 and 50,000 homes. And expect to have hundreds of thousands of devices under measurement through Total Home by the end of the year.

On its own, the Total Home Panel represents a major step towards next generation media measurement. When combined our current proprietary data assets, and massive partner data assets, we have a data footprint that is scalable and unmatched. We're embarking on this next stage in technology and measurement innovation at exactly the right time. And I look forward to updating you over the next several quarters on our progress.

The innovative work we're doing with Total Home perfectly supports the goals that underlie our planned merger with Rentrak. Let me give you an update on that. Moving to slide 12. Just over a month ago, we announced the definitive agreement to merge with Rentrak. In terms of the transaction itself, we made our HSR filing on October 23, and filed our initial S-4 on October 30. We hope to hold a shareholder vote in mid to late December, and expect the transaction to close in early Q1.

This merger combines two media measurement leaders to create a new cross platform measurement company that will define the future of media measurement, paving the way for the introduction of a new cross platforms ratings currency. Our announcement of the merger has been uniformly welcomed by clients and stakeholders in the media and advertising industries. As evidenced from nearly two dozen senior executives from across the media landscape, who joined publicly in supporting our merger. It's terrific and frankly inspiring, to see such a positive reception among our clients. There's a clear desire in the market for a bigger comScore to crack the cross platform code, and deliver next generation currency and metrics for audiences and advertising.

Moving to slide 14. We're closing 2015 in a strong position and are very much playing offense. We have been preparing for the convergence of digital media and television for years. This year, we saw major disruptions across the media and advertising world. That challenge existing business models, and at the same time, more people than ever before were consuming content. Video and engaging video and engaging with advertising across a multitude of devices and platforms. We're motivated by this disruption and believe there's huge opportunities in front of us, our clients, and our partners.

Our success will come from focus. And we have taken clear steps over the past year to remove components of our business that were a distraction from our core mission. We divested our Mobile Operating Analytix Unit earlier this year. Today we announced that we are divesting our Enterprise Analytix business to Adobe. We made these decisions in parallel with clarifying our vision and strategy. When I'm asked what comScore does, I say we make audiences and advertising more valuable across all the screens that matter. We make audiences more valuable by measuring them accurately. With deep granularity and doing it better than anybody else in the world. We make advertising more valuable by helping clients optimize their planning, buying, and performance. Helping them reach audiences and individuals and get their message across. And we do this across all the screens that matter.

It's not enough to have a vision. You also have to have the pieces to execute on that vision. We're incredibly focused on execution at comScore, and have been putting the pieces together that we believe are required to win. This includes amassing vast amount of data from partners that we can integrate into our products. It includes developing a unique data source that give us a proprietary view of the modern consumer. Technology innovations like our Total Home Panel, which delivers a step change in measurement. It includes our global strategic relationship with Kantar. And it certainly includes our transformative merger with Rentrak. These pieces are embodied in products that our clients want, in many cases, need to buy. Because those products are critical for running their business.

The proof of our success will obviously be in the business results we drive for comScore. But as I said, we've been gearing up and expecting this moment for a long time. Many of you know I'm a big football fan, in strong support of the Washington NFL team. Well, in the other Washington out in Seattle the quarterback Russell Wilson often says that the separation is in the preparation. And those are the words that apply perfectly to our approach to the work we're doing at comScore. I'll turn it over to Mel for a review of our financial results.

Mel Wesley - comScore, Inc. - CFO

Thank you, Serge. I'll now provide more details regarding our third quarter results. Revenue in the quarter was $92.4 million on a pro forma basis, up 14% versus the same quarter last year. We're pleased with our revenue growth, despite softness from our Digital Analytix division and continued foreign currency exchange rate headwinds. If exchange rates against the US dollar remain constant from the same quarter last year, our Q3 pro forma revenue would've been $96.4 million, or a growth of 19%.

Turning to slide 17. Revenue from non-monetary transactions in the quarter was $9 million, down $2 million sequentially and up $4 million versus the same quarter last year. Expense from non-monetary transactions in the quarter was $5 million, flat sequentially, and up $2 million versus the same quarter last year.

Subscription revenue in the quarter was $85 million on a pro forma basis, p 16% versus the same quarter last year. Subscription and project revenue represented 92% and 8% of total revenue, respectively. Revenue from existing customers was $85 million on a pro forma basis, up 14% year-over-year and representing 92% of total revenue. Total customers increased by 45 from last quarter, to 2,728. Our international revenue on a pro forma basis was $25 million, which was flat year-over-year despite significant foreign currency headwinds and represented 27% of total revenue.

Moving to margin and expenses on a GAAP basis, our gross margin was 67%, down from 70% for the same quarter last year. The lower gross margin is primarily due to data costs associated with recent product launches including Cross Media. Prior to product launch, these costs were expensed in research and development. Costs associated with new offerings will put near-term pressure on gross margin. But with we expect margin to expand as new product sales ramp. Selling and marketing expense decreased to $23.2 million, down $2.9 million from the same quarter last year. Selling and marketing expense for Q3 represented 25% of revenue, compared to 32% for the same quarter last year. The decrease in expense was driven by a decrease in commission expense and stock-based compensation. The decrease in selling and marketing expense as a percentage of revenue was due to operating model leverage from revenue growth. And to a lesser extent a decrease in expenses.

R&D expense increased to $15 million for the third quarter, up $1.2 million from the same quarter last year. R&D expense for Q3 represented 16% of revenue, compared to 17% for the same quarter last year. The increase in expense is largely the result of increased compensation related to head count. G&A expenses increased to $17 million for the third quarter, up $2.1 million from the same quarter last year. G&A expense for Q3 represented 18% of revenue, consistent with the same quarter last year. The increase in expense is the result of $3.3 million in fees, associated with the proposed acquisition of Rentrak, partially offset by a decline in stock-based compensation.

GAAP pre-tax income for the quarter was $900,000. Which includes $3.3 million of fees associated with the proposed acquisition of Rentrak. The loss for the same quarter last year was $5.8 million, which included an impairment charge of $6.9 million. Our tax benefit for the quarter was $40,000, compared to a benefit of $2.6 million for the same quarter last year. We expect our cash taxes to remain low in the near term, as we hold net operating loss carry forwards in the US and certain foreign jurisdictions.

During the quarter, GAAP net income was $1 million, or $0.02 per diluted share based on a diluted share count of 39.8 million shares. Non-GAAP net income for the quarter was $17 million. Or $0.43 per diluted share, excluding stock based compensation, amortization of intangibles, acquisition related expenses and other nonrecurring items. Our non-GAAP EPS calculation based on a fully diluted share count of 39.8 million shares.

Third quarter adjusted EBITDA was $23.4 million. A 16% increase over the prior year. Representing an adjusted EBITDA margin of 25%. We are pleased by the continued adjusted EBITDA margin expansion. And we expect these gains to provide us with incremental investment dollars to accelerate key projects we believe will contribute significant ROI.

Looking at our balance sheet, we ended the quarter with cash and cash equivalents of $142 million, a decrease of $46 million sequentially and an increase of $102 million from the same quarter last year. The sequential decline was due to the repurchase of our common stock. The year-over-year increase was driven by proceeds of $205 million received in connection with the issuance of shares to WPP on April 1, partially offset by repurchase of our common stock. Cash flow from operations during 2015 through the period ended September 30 was $48 million. And capital expenditures were $3 million, resulting in free cash flow of $45 million. Free cash flow for the same period last year was $35 million.

Let's move to the next slide. Slide 18 details our guidance. It is important to note the following guidance ranges continue to exclude the financial impact of the mobile operator division, as the division was divested during the second quarter. Furthermore, the ranges exclude the projected financial impact of the Digital Analytix division for the month of December. Which includes a reduction in our anticipated revenue of $4.85 million, as we expect to complete the sale of the Digital Analytix division on December 1.

For the fourth quarter of 2015, we anticipate revenue on a pro forma basis in the range of $95 million to $103 million. We anticipate GAAP income before income taxes on a pro forma basis in the range of a 5.3 million loss to income of $4.3 million. We anticipate adjusted EBITDA to be in the range of $20.5 million to $27 million, which represents an adjusted EBITDA margin range of approximately 22% to 26%. Or 24% at the mid-point of our revenue and adjusted EBITDA guidance ranges. Our estimated fully diluted share count for Q4 is 39.7 million, and does not include any projected buyback activity.

For the fourth quarter of 2015 we anticipate non-monetary revenue of $5.5 million and non-monetary expense of $6 million. For Q4 of last year, non-monetary revenue was $7.6 million, and non-monetary expense was $9.2 million. We expect both non-monetary revenue and expense to decline year-over-year in the coming quarters. The expected decline is driven by the release of new products in the last year that required acquisition of scarce data sets. And the fact that we don't believe a similar need exists based on anticipated product launches in the coming quarters. We'll now open the line for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question comes from Youssef Squali from Cantor Fitzgerald. Your line is open.

Operator

Our next question is from Jason Helfstein, from Oppenheimer. Your line is open.

Jason Helfstein - Oppenheimer & Co. - Analyst

Thanks. A few questions. First, I just want to lay out what we calculated we think was the year-over-year organic growth if you strip out currency and non-monetary revenue.

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Also we're getting questions about the S-4 that was filed. And there's projections for both Rentrak and comScore in there. So, if you can comment on if those actually reflect a business outlook? Or they are more on a banker projections that have to be done for legal reasons?

And then, lastly, can you comment as far as the Total Home Panel. Is this something that you expect to be material to revenue next year? Or is this more -- will be in beta, will be an actual sellable product next year?

And if it's a sellable product, what was be the magnitude? Give us something that is comparable that you sell right now. Thanks.

Mel Wesley - comScore, Inc. - CFO
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Serge Matta - comScore, Inc. - President & CEO

Jason, I'll take on the last two in terms of the projections on the S-4. There were numbers that moved around and they got revised downward. Honestly all we can say at this point is, we're trying to take a conservative approach.

There is really nothing to it. You shouldn't read a whole lot into it. On both either our side or on Rentrak's side. It's just taking a conservative approach, as we put the two companies -- hopefully as we put the two companies together upon regulatory and shareholder approval.

On the Total Home Panel, I'm hoping you got the sense -- and obviously we have been really excited about this. We've been working on it for a long time. It's finally out, it's live.

We're not going to go do some sort of a beta or anything like that. We hope to generate revenue in 2016, absolutely 100%. It will probably be, initially think of them as what we call data feeds to our clients.

That's probably at the beginning. There will probably also be understanding of all the different devices in the home. For example, not only just wireless devices, and PC, and desktop, and all that.

But at the end of the day, Internet of Things. People want to know how big is that, market share analysis is based on that. That's something that is going to be of value.

And probably the most important thing as well, that we mentioned the show level viewing for example of Netflix, of Roku, of Chromecast, of AppleTV. Those are things that are going to be easily able to sell, because it's a differentiated solution and it will be scalable.

We're not talking a sample of 5,000 to 10,000. We're talking hundreds of thousands of devices under measurement. Since one of these appliances gives us access to over 10 different -- 10 or plus different connected devices.

We're absolutely expecting revenue from it in 2016. How much? Too early to tell at this point.

We'll obviously guide that when we guide 2016 in February.

Jason Helfstein - Oppenheimer & Co. - Analyst

Thank you.

Serge Matta - comScore, Inc. - President & CEO

Sure.

Operator

Our next question is from Laura Martin, from Needham. Your line is open.

Laura Martin - Needham & Company - Analyst

Good morning. I'm really interested in how Total Home integrates with the Rentrak data. Because it feels like you are replicating the Nielsen panel.

Which is also 50,000 homes. Although you are connecting it to all the devices in the home, which is a cooler idea. But, it feels like a lot of the data you will be gathering is actually replicated by Rentrak. Are you paying twice for the television data through both the acquisition and then through this expense you are taking on?

My second question, is also sort of strategic. Since you announced the merger a month ago, I'm very interested in the incoming call volume from clients who are interested in your stated strategy of this cross platform. We are hearing a lot of, grumblings that this measurement has been unavailable.

So what kind of, -- is the call volume higher lower than you have expected from announcing that you are actually going to do something that everybody says they want?

Serge Matta - comScore, Inc. - President & CEO

Sure. Good morning, Laura. Absolutely, on the Total Home stuff, it's very different from what we're getting from the Rentrak merger. Just to give you an idea, what we are getting here from Total Home Panel is all the different connected devices.

Yes, some of it is data from the set top box data. But, more importantly, what we are getting is over the top devices. We're getting mobile devices, we're getting PC devices, we are getting everything within the home.

It's not just the set top box viewing. It's really from -- it's really from every connected devices. We're seeing Netflix, we're seeing Roku, we're seeing Chromecast.

That, by itself, is more than enough of a differentiator from what the Rentrak currently offers. It actually -- the combination of the two is the real power here. It's because we get the massive and passive data that Rentrak has.

And now we're able to connect it with the this unique data set. And again, we're not talking 30,000 to 50,000. Because, if you think about it, one home panel provides us around 10 to 11 different connected devices and it's real, it's live.

We already have it live today. It's 800-plus home appliances, are out there and it's capturing over 9,000 different connected devices. So it's real.

We're not waiting for another three, six, nine months. It's happening today. In terms of in-coming volume, I can't tell you enough how much since the announcement with Rentrak, how much the volume has increased.

We timed it very well, it turns out, by announcing it during ad week. But the reception we have gotten, the volume that we have gotten has just significantly increased from -- we are now truly considered as -- of having a potential of really cracking the cross platform code.

We are the leaders in digital on a census-based measurement service. Rentrak, as you know, is the leader in tracking TV measurement on a census-based measurement. So putting the two assets together has definitely got a lot of clients and across all of the agencies, really excited.

We put out a press release a couple of weeks ago. We had a bunch of different senior executives publicly supporting us about this.

And how they are -- all they keep asking us is when, when, when? And how soon can I get it? And that's the volume and that's the reaction we have received.

Laura Martin - Needham & Company - Analyst

What's the answer to that? How soon can they get it?

Serge Matta - comScore, Inc. - President & CEO

I knew the minute I said that you are going to ask that. We can't give you a timing. Because we are going through a regulatory process.

We have to respect that regulatory process. That being said, I want to make sure that everybody knows that comScore and Rentrak have been friends and partners for a long time. We've worked together on a bunch of clients in the past.

On joint products for those clients. So it's not going to take us years to go develop this. Assuming we get regulatory and shareholder approval.

I'm not going to go into specifics of the timing, but the fact that we know each other. We have worked together. We have partnered together.

Rest assured it's going to be quick.

Laura Martin - Needham & Company - Analyst

Thank you very much.

Serge Matta - comScore, Inc. - President & CEO

Sure.

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Shyam Patil - SIG - Analyst

Great. Mel, I wanted to go through some of the numbers, and the impact that you may have seen in other areas. For Q3 revenue, I know you gave the year-over-year FX impact. Do you have a sense as to what the FX impact was on revenue?

In the period between when you gave guidance, originally for Q3 -- when you reported? And the same for EBITDA for the third quarter.

Mel Wesley - comScore, Inc. - CFO

Could you clarify that a bit?

The year-over-year, I mean, we have good visibility into the year-over-year, variance obviously. Because we knew what the exchange rates were. Obviously in the comparable period.

And within the quarter, and [intra quarter] from the time we give guidance to the end of the quarter, obviously it didn't significantly change. So we had good visibility into that.

Does that answer your question?

Shyam Patil - SIG - Analyst

Yes. I'm just trying to figure out, if you look at the actual reported results versus the midpoint of, Q3 revenue. It's about a $700,000 or $800,000 impact. So, I'm just trying to figure out if FX is the reason for that? Or if there was some other reasons.

Mel Wesley - comScore, Inc. - CFO

Oh, got you. No, it was primarily softness in our DAX division.

Shyam Patil - SIG - Analyst

Great. And I guess the same for the fourth quarter. It seems like DAX is the main reason for, the Q4 midpoint now being below the previous implied 4Q mid-point.

But was there any other variable there -- like FX? That's impacting the revenue guide? And then the same thing for EBITDA.

It looks like, the variance is about $2 million at the midpoint. You said DAX is about $1 million to $2 million there. Is there anything else, whether it's FX or merger fees that is impacting the extra million or so in the fourth quarter EBITDA versus the original implied midpoint?

Mel Wesley - comScore, Inc. - CFO

No. So the merger fees, we obviously carved those out so that's not impactful. The issue is that the softness that we saw in DAX, that actually does have a carry-through impact in the Q4. For even October and November. Because obviously, those contracts are typically ratable in nature.

So that flow-through is also impacting the quarter in October and November. When obviously, we'll still have DAX included in our numbers prior to the sale.

Shyam Patil - SIG - Analyst

Got it. So just to summarize, it seems like you hit your expectations -- the softness, was in DAX or in the merger fees for the third quarter? Is that correct?

Mel Wesley - comScore, Inc. - CFO

Merger fees in the third quarter for the EBIT range, yes. The projected merger fees are not a factor in the adjusted EBITDA range. That's primarily the carry-through on the DAX weakness.

****Operator

Timothy McHugh from William Blair.

Timothy McHugh - William Blair & Company - Analyst

I apologize if I missed it. The Home Panel you are building out. Any way to think about the cost?

And I guess before the revenue comes in, how much of an investment do we need to anticipate?

Mel Wesley - comScore, Inc. - CFO

Tim, it's Mel. So, we're working through the -- still working through the proof of concepts right now with a couple of vendors. And, this is such a new effort that, the vendors don't have any past experience with this, right?

So they were unable to give us any type of guarantees to-date on the ramp, i.e., howl long it would take to build the panel up to the level we need to generate revenue. Or to start generating revenue. And they are also are not able to give us any firm, fixed estimates on the ultimate costs.

We do expect to get that in the near term, probably in the next 30 to 45 days. So we'll have more visibility. But they have not completed that proof of concept phase yet. So it's just because this is such a new effort for them -- and for us. We don't have anything that we can share at this time that's definitive.

I will tell you that what we have done, is in the contracts, we're negotiating as such that we'll be basically deferring the costs on the panel build, until we start to generate the revenue. And obviously use that data in our products. So, obviously we're very sensitive to aligning the revenue contribution, with the costs.

So I can certainly share that with you. But unfortunately at this time, we have not been provided with anything definitive from the vendors. Because again, they are still working through the proof of concept.

Timothy McHugh - William Blair & Company - Analyst

Do you have a sense for the homes you are in today, the 800 homes? I mean, what is the cost to build that out yet?

Mel Wesley - comScore, Inc. - CFO

You know, it's early. But I would say anywhere between -- I don't want to give -- I don't want to disclose too much, how much we're paying. But, from an incentive. But it's definitely much higher than what we have paid on both the PC and on mobile.

It's in low double digits here. But, again, the most important thing that we have decided is, first, let's roll it out and let's start getting data, let's start generating revenue. We're aligning the revenue, the expenses with the revenue.

So it's not going to hit EBITDA until we start generating revenue. And that is a really important thing that we have been negotiating with all the vendors. With the two vendors that we've been talking to, and we're aligned.

So, we're very hopeful. We've looked at multiple scenarios of the run-out of the revenue on this product. And suffice to say the fact that it's so unique, we feel very confident about its future.

****Operator

Our next question is from Allen Klee, from Sidoti.

Allen Klee - Sidoti & Company - Analyst

Good morning. A couple of questions.

The first one, if there's any updates on the Kantar partnership? And second, what is the share count now? Can you disclose what you are getting paid for the Digital Analytix business?

And then, to what extent are you able to get -- I heard this somewhere but I don't know if it's true or if you can comment on it. But from the set top data that you get from some of your suppliers, is there anyway you can get data on an individual level?

Thank you.

Serge Matta - comScore, Inc. - President & CEO

In terms of the set top box data, we have access to a tremendous amount of set top box data available today. Hopefully, with the merger getting approved and, in the beginning of the year we'll have access to a lot more set top box data. Coming from the Rentrak merger.

It does provide us, at the individual household level, we also have the ability to calibrate that and turn it into a person level sample. We have access to a person level TV sample, as everybody knows. So, we feel very confident about our position. In terms of both on the set top box data at a household level and also at the person level, as well.
Serge Matta - comScore, Inc. - President & CEO

Sure. Operator was there anybody else?

Operator

At this time I'm showing no further questions. I would like to turn the call back over to Mr. Serge Matta for closing remarks.

Serge Matta - comScore, Inc. - President & CEO

Thank you all for your participation today. Our third quarter results confirm that we're executing well. We're focused, committed to a winning strategy and eager to continue moving comScore and the market forward.

We look forward to speaking with you again on the next conference call. And hopefully, by then we'll be with the new comScore between us and comScore and Rentrak. Thank you.

Operator

Ladies and gentlemen, thank you for your participation in today's conference. This does conclude the program. You may all disconnect.

Everyone, have a great day.
****
Forward-Looking Statements
This transcript contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, comScore’s expectations as to the development of new products, particularly in cross-media measurement; comScore’s expectations as to adoption of new products and services by customers; expectations regarding continued growth of comScore’s customer base; expectations as to comScore’s strategy, market position, growth in revenue and margin expansion, impact and financial benefits of certain products; expectations regarding the benefits of and performance on relationships, such as those with Spotify, Google and WPP/Kantar; expectations regarding the strategic and financial benefits of certain strategic transactions and acquisitions;, such as the pending acquisition of Rentrak Corporation or pending disposition of comScore’s Digital Analytix assets; expectations and forecasts of future financial performance, including related growth rates and components thereof and effects of acquisitions; and assumptions related to growth for the fourth quarter and full year of 2015 and beyond. These statements involve risks and uncertainties that could cause comScore’s actual results to differ materially, including, but not limited to: comScore’s ability to develop new products, particularly in cross-media measurement; comScore’s ability to close on its pending acquisition of Rentrak and integrate Rentrak’s business with its own; comScore’s ability to sell new or additional products and attract new customers; comScore’s ability to generate strong revenue and margin growth in future periods; comScore’s ability to develop new products; comScore’s ability to sell additional subscription-based products to customers; comScore’s ability to sell additional products and services to existing customers; and the volatility of quarterly results and expectations.
For a detailed discussion of these and other risk factors, please refer to comScore's Annual Report on Form 10-K for the year ended December 31, 2014 and comScore’s most recently filed Quarterly Report on Form 10-Q and other filings comScore makes from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC's Web site ( http://www.sec.gov ).
Stockholders of comScore are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. comScore does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this press release, or to reflect the occurrence of unanticipated events.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore has filed a preliminary registration statement on Form S-4, which includes a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, a preliminary joint proxy statement/prospectus of comScore and Rentrak, and other documents concerning the proposed merger, with the SEC. This material is not a substitute for the final registration statement and joint proxy statement/prospectus regarding the proposed merger. The preliminary registration statement and joint proxy statement/prospectus contain, and the final registration statement and joint proxy statement/prospectus will contain, important information about the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the preliminary registration statement and the preliminary joint proxy statement/prospectus and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (703) 438-2100, or by going to comScore’s Investor Relations page at http://ir.comscore.com/contactus.cfm, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page at http://investor.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger is set forth in the preliminary registration statement and the preliminary joint proxy statement/prospectus that has been filed with the SEC, and will also be set forth in the final registration statement and joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests are described in the preliminary joint proxy statement/prospectus.